FOLEY & LARDNER LLP
777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	June 2, 2005	WRITER'S DIRECT LINE 414.297.5668 rryba@foley.com Email
Via EDGAR and FedEx		CLIENT/MATTER NUMBER 083697-0101

Mr. H. Christopher Owings
Mr. Pradip Bhaumik
Mr. David Mittelman
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0308
Washington, D.C. 20549

Re:	WPS Resources Corporation Registration Statement on Form S-3, as amended File No. 333-121971

Dear Messrs. Owings, Bhaumik and Mittelman:

        Following up on my telephone call with Mr. Mittelman on May 16, 2005 and my letter dated April 26, 2005, set forth below is the response of our client, WPS Resources Corporation, a Wisconsin corporation (the "Company"), to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), as discussed with Mr. Mittelman on May 16th.

* * *

        In response to the Staff's comment, the Company has added disclosure to the above-referenced registration statement to discuss potential shareholder assessability pursuant to Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. Please see "Will my shares be subject to further calls or to assessment?" on page 25 of the prospectus to said registration statement.

        In addition, the Company has revised its registration statement on Form S-3 (Reg. No. 333-124446), filed with the Commission on April 29, 2005, to parallel the added disclosure in the above-referenced registration statement. Please see "Description of Common Stock--Liability to Further Calls or to Assessment" on pages 18 and 19 of the prospectus to said registration statement.

        Finally, the Company advises the Staff that similar disclosure will be added to the Company's future Annual Reports on Form 10-K.

* * *

        In order to expedite your review, enclosed in the Federal Express package please find a copy of (1) amendment No. 2 to the above-referenced registration statement, which was filed with the Commission today via EDGAR, that has been marked to show changes from the amended registration statement filed with the Commission on March 21, 2005; and (2) amendment No. 1 to registration statement No. 333-124446, which will be filed with the Commission later today via EDGAR, that has been marked to show changes from the registration statement filed with the Commission on April 29, 2005.

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668 or Peter D. Fetzer at (414) 297-5596.

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba

cc:	Barth Wolf Mark Van De Laarschot WPS Resources Corporation

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